SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

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[redacted]

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06018831

Our Ref: 22277-00002

November 24, 2006

MAIL RECEIVED NOV 27 2006 PROCESSING SECTION 213 D.C.

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find two press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

dlw 11/29

HK1 382897v.1



News Release

COSL's 2nd400 feet Jack-up Rig "COSL942" Under Construction

（7 November 2006） China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883.HK) announced the Company's 2nd 400 feet jack-up rig"COSL942" is now under construction stage.

Mr. Yuan Guangyu, CEO and President of COSL, has joined the opening ceremony with Dalian New Shipbuilding Heavy Industries Co., Ltd. and hosted its kickoff ceremony.

Mr. Yuan said, "The newbuilt jack-up rig "COSL942" is a major step for COSL 's continuous development strategy, strengthing reinforcement and competitiveness enhancement."

At present, the first 400 feet Jack-up Rig COSL941 is well operating in Beibu Gulf of South China Sea.and COSL942 will help to increase the Company's capacity in the short future.

- End-

Background Information about the Company
China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd

Natalie Tam / Antonia Au / Katie Tsui / Jackal Leung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 2167 0467
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com /
jackal.eleung@iprogilvy.com





File No. 82-34696

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL HK$ 4.24 ↑ 3.92% 2006-11-23
HangSeng 19,321.18 ↑ 2006-11-23

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Results Of Extraordinary General Meeting Held On 22 November 2006

China Oilfield Services Limited("COSL"or the Company") held its Extraordinary General Meeting (the "EGM") at 10:00 a.m (Beijing Time) on 22 November 2006 (Wednesday) at the Room610B,CNOOC Plaza,No:25,Chaoyang North Avenue, Dongcheng District, Beijing,The People's Republic of China.

Click here for the "EGM" Results download.
http://www.cosl.com.cn/uploadSoft/20061123630553937.pdf

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COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 22 NOVEMBER 2006

The board of directors of the Company announced that the EGM has been held on 22 November 2006 and the resolutions proposed at the EGM have been approved by the shareholders of the Company by way of poll.

China Oilfield Services Limited ("COSL" or the "Company") held its extraordinary general meeting (the "EGM") on 22 November 2006 (Wednesday) at 10:00 a.m. (Beijing Time) at the conference room 610B, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing, the People's Republic of China. The board of directors of the Company announced that the resolutions proposed at the EGM have been approved by the shareholders of the Company by way of poll. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the circular of the Company dated 28 September 2006 (the "Circular").

The Company has issued 3,995,320,000 shares, of which 2,460,468,000 shares are domestic shares and 1,534,852,000 shares are overseas listed foreign shares ("H shares"). The shareholders in attendance either in person or by proxy at the EGM, who are entitled to attend and vote for or against all resolutions at the EGM, represented 3,115,331,241 shares, or 77.97% of COSL's total issued share capital, comprising 2,460,468,000 domestic shares and 654,863,241 H shares. Shareholders of H shares who represented 654,863,241 H shares appointed the chairman of the EGM to vote in the EGM. None of the shareholders of the Company was entitled to attend and vote only against all the resolutions at the EGM.

The EGM was chaired by Mr. Li Yong, Executive Director of the Company. Jun He Law Offices was authorized by Computershare Hong Kong Investor Services Limited as the scrutineer and was responsible for the vote counting. The shareholders in attendance considered and voted by poll to approve the following ordinary/special resolutions:

		No. of votes and percentage (Approx.)	
	Ordinary Resolution	**For**	**Against**
1.	To approve the stock appreciation rights scheme.	2,874,525,934; 92.27%	240,805,307; 7.73%
	Special Resolutions		
1.	To authorise the board of directors of the Company (the "Board") to allot, issue and deal with H Shares subject to the conditions set out in the Circular.	2,797,410,249; 90.11%	307,132,992; 9.89%
2.	To approve the proposal for amendments to the articles of association of the Company (the "Article") and to authorize the Board to file the amended Articles with and/or to obtain approval from the relevant government authorities and to attend all necessary procedures for such amendments.	3,102,863,241; 99.98%	680,000; 0.02%

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, 22 November 2006

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors are Messrs. Gordon Che Keung Kwong, Andrew Y. Yan and Simon X. Jiang.